UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidate nominated by non-controlling shareholders for the Board of Directors

—

Rio de Janeiro, March 11, 2021 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received a nomination of candidate for the Board of Directors whose election will take place at the Extraordinary General Meeting of April 12, 2021.

Candidate nominated by shareholders FIA Dinâmica Energia and Banclass FIA:

Candidate's name	Nomination role
Leonardo Pietro Antonelli	Member of the Board of Director indicated by minority shareholders

Resume of nominee is presented below:

Leonardo Pietro Antonelli, Founding partner of Antonelli e Advogados Associados, Mr. Leonardo Antonelli has participated in several public examination boards, among which those of the career magistrate and of detective and inspector of the Federal and Civil Police. He was approved in the competitive examination for Judicial Administrator of the Court of Justice of Rio de Janeiro, and also serves as a Counselor of the Brazilian Bar Association (OAB-RJ), as a member of the Commission for the Defense of Jurisdiction. He was awarded the Prêmio Innovare for the project "Justiça fala para quem quer ouvir". He is the author of a number of publications, among which "Curso de Direito Tributário Brasileiro" -Volume III, published three editions by Quartier Latin, and its fourth edition published by Almedina, and "Correção Legislativa da Jurisprudência: Uma análise das emendas constitucionais em matéria tributária", published by Justiça e Cidadania. He held the position of Full Professor at the Escola da Magistratura Eleitoral during his two-year term as a member of the Regional Electoral Court of the State of Rio de Janeiro, holding the office of federal judge, as a jurist appointed by the President of the Republic. Independent member of the Board pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer